                                                                   Exhibit 2.10

                              LEASE INDEMNIFICATION

                           AND REIMBURSEMENT AGREEMENT

                                     between

                              SARA LEE CORPORATION

                                       and

                                   COACH, INC.

                            LEASE INDEMNIFICATION AND
                             REIMBURSEMENT AGREEMENT

               This Lease Indemnification and Reimbursement Agreement (this "Agreement"), is dated as of August 24, 2000, between Sara Lee
Corporation ("Sara Lee"), a Maryland corporation, and Coach, Inc. ("Coach"), a Maryland corporation. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Article VI hereof.

                                    RECITALS

               WHEREAS, Sara Lee currently owns all of the issued and outstanding common stock of Coach;

               WHEREAS, the Boards of Directors of Sara Lee and Coach have each determined that it would be appropriate and desirable for Sara Lee to contribute and transfer to Coach, and for Coach to receive and assume, directly or indirectly, assets and liabilities currently held by Sara Lee and associated with the Coach Business (the "Separation");

               WHEREAS, in connection with the Separation, Sara Lee shall assign, or cause its applicable Subsidiary to assign, and Coach shall accept and assume, or cause its applicable Subsidiary to accept and assume, Sara Lee's or its Subsidiary's interest in certain leased properties used in connection with the Coach Business (the "Leased Properties") pursuant to that certain Real Estate Matters Agreement;

               WHEREAS, after the Separation, Sara Lee will continue to have Obligations under the leases relating to certain Leased Properties and will have Obligations under the leases relating to certain leased properties listed in Schedule 1.9 of the Real Estate Matters Agreement (the leases under which Sara Lee shall have Obligations after the Separation, the "Guaranteed Leases," and the properties to which the Guaranteed Leases relate individually, a "Property," and collectively, the "Properties"); and

               WHEREAS, due to such Sara Lee Obligations, Coach has agreed to maintain after the Distribution Date (as defined herein), for the benefit of Sara Lee, a Letter of Credit.

               NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, the parties hereto agree as follows:

                                    ARTICLE I

                                LETTER OF CREDIT

               Section 1.1 INITIAL LETTER OF CREDIT. Coach agrees that it shall maintain, effective commencing on the Distribution Date, a Letter of Credit in favor of Sara Lee for the benefit of Sara Lee in an available amount (the "Required Amount") which is initially equal to the sum of:

                      (a)   the total of:

                            (i) the Base Rent payable under all of the Guaranteed Leases (excluding the lease for the property at 516 W. 34th Street, New York (the "Executive Offices Lease")) on the Distri bution Date PLUS the Base Rent payable under all of the Guaranteed Leases (excluding the Executive Offices Lease) on the last day of the fiscal year in which the Distribution occurs; DIVIDED by

                            (ii)      two (2); PLUS

                      (b) six (6) multiplied by the average monthly rent payment under the Executive Office Lease for the six (6) month period commencing with the Distribution Date; PLUS

                      (c) the Additional Expenses.

The Required Amount shall be adjusted each fiscal year of Coach, as applicable, pursuant to Section 1.2.

               Section 1.2 ADJUSTMENT OF REQUIRED AMOUNT. (a) At least forty-five (45) days prior to the beginning of each Coach fiscal year, Coach shall provide to Sara Lee a certificate (the "Certificate") of Coach's Chief Operating Officer or Chief Financial Officer certifying (i) the amount of Coach's Base Rent payable under the Guaranteed Leases with respect to which Sara Lee has Obligations for the next succeeding Coach fiscal year, calculated by adding the Base Rent payable under such Guaranteed Leases on the first day of such fiscal year and the Base Rent payable under such Guaranteed Leases on the last day of such fiscal year, and dividing such sum by two (2) and (ii) the amount of six (6) times Coach's average monthly rent payment under the Executive Offices Lease for such fiscal year, in each case calculated consistently with Section 1.1 and previous calculations, if any, under this Section 1.2. The Certificate shall include a summary of the foregoing calculations. Sara Lee shall be entitled to review and copy relevant documentation of Coach to substantiate such calculations. If Coach excludes from the amounts certified in the Certificate the Executive Offices Lease or any lease that is or previously was a Guaranteed Lease, Coach shall provide to Sara Lee appropriate documentation confirming Coach's assertion that Sara Lee has no Obligations or further liability for such leases, which may include a certificate from Coach's Chief Executive Officer or the Chief Operating Officer.

               (b) At the beginning of each Coach fiscal year, either (i) Sara Lee shall reduce the amount available under the Letter of Credit or (ii) Coach shall increase the amount available under the Letter of Credit, as appropriate, to equal the sum of the equation set for in Section 1.1 (adjusted per Section 1.2) to arrive at a new Required Amount using the appropriate amounts as set forth in the Certificate for such fiscal year; PROVIDED that Sara Lee shall not have delivered a written notice of objection to Coach within ten (10) days of receipt of the Certificate from Coach.

               (c) If Sara Lee delivers a notice of objection to Coach within ten (10) days of receipt of the Certificate from Coach and for so long as a Dispute exists between the parties with respect to the Required Amount available under the Letter of Credit, Coach shall renew or continue the Letter of Credit not later than the first day of such fiscal year in an amount equal to the Required Amount of the Letter of Credit for the most recently completed Coach fiscal year. If Sara Lee delivers a written notice of objection to Coach within ten (10) days of receipt of the Certificate from Coach, the parties agree to resolve such Dispute in accordance with the procedures set forth in Section 5.17 hereof.

               Section 1.3 TERM. Coach shall be obligated to maintain the Letter of Credit (the "Letter of Credit Term") in the Required Amount until the earlier of (a) the unconditional release, expiration of termination of all of Sara Lee's Obligations with respect to all Guaranteed Leases or (b) the date on which the Required Amount falls below $2,000,000.

                                   ARTICLE II

                                NOTICE OF DEFAULT

               Section 2.1 NOTICE OF DEFAULT UNDER THE GUARANTEED LEASES; INDEMNIFICATION AND REIMBURSEMENT. (a) Coach hereby agrees to provide Sara
Lee with a copy of any written notice of default, notice of alleged default or other notice from a Landlord that may result in a material event of default that Coach receives with respect to any Guaranteed Lease, which copy or copies shall be given to Sara Lee as soon as practicable and in any event no later than five (5) business days after Coach's receipt of any such notice. Sara Lee hereby agrees to provide Coach with a copy of any written notice of default, notice of alleged default or other notice from a Landlord that Sara Lee receives with respect to any Guaranteed Lease, which copy or copies shall be given to Coach as soon as practicable and in any event no later than five (5) business days after Sara Lee's receipt of any such notice.

               (b) Coach shall deliver to Sara Lee, as soon as practicable and in any event no later than five (5) business days after Coach's receipt of any notice described in Section 2.1(a) hereof, a statement from Coach concerning Coach's intentions with respect to said default or alleged default. If Coach indicates its intent to cure such default, Coach shall cure said default within the time period set forth in the applicable Guaranteed Lease, or if said default is of a character which does not permit the curing of said default within the time period set forth in the applicable Guaranteed Lease, Coach shall eliminate, cure, obtain a waiver or otherwise con structively address such default and proceed diligently with respect to said default until cured, waived or eliminated, but, in any event, in the manner required under the terms and conditions of the applicable Guaranteed Lease. So long as Coach is working diligently to cure such default in accordance with the foregoing, Sara Lee agrees that it shall refrain from taking actions to cure such default and shall cooper ate with Coach with respect to curing such breach or settling such dispute with the landlord; PROVIDED, HOWEVER, that (i) if Sara Lee incurs any Losses as a result of Coach's breach and Coach does not pay to Sara Lee the full amount of the Losses incurred by Sara Lee promptly after receipt of notice from Sara Lee, or (ii) Sara Lee reasonably believes that it will suffer adverse consequences as a result of such breach if it is not cured promptly, then, notwithstanding the foregoing, Sara Lee shall be entitled to exercise any and all remedies available to it hereunder, including without limitation, drawing on the Letter of Credit pursuant to Section 3.1. If Coach (i) indicates to Sara Lee its intention not to cure said default, (ii) fails to send any notice of its intentions, or (iii) fails to cure a default in accordance with its previous notice to Sara Lee, then, in any such event, Sara Lee will (unless it reasonably believes that it will suffer adverse consequences as a result) give Coach written notice of Sara Lee's intention to cure the default under such Guaranteed Lease. If Coach has not cured such default within five (5) days after Coach's receipt of Sara Lee's written notice to Coach (or, if such default cannot be cured within such five (5) day period, Coach has not commenced to cure and continued to diligently pursue such cure to completion in accordance with the terms of the applicable Guaranteed Lease), then, regardless of any stated intention of Coach, Sara Lee may (without any obligation to do so) elect to cure such default on behalf of Coach in accordance with the terms of the applicable Guaranteed Lease at Coach's sole cost and expense.

               (c) Coach, for itself and as agent for each member of the Coach Group, hereby agrees to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless Sara Lee Indemnitees from and against and shall reimburse such Sara Lee Indemnitees with respect to, Losses (excluding contingent liabilities) actually incurred by the Sara Lee Indemnitees, in excess of any amounts drawn by Sara Lee under the Letter of Credit, by reason of (i) the incurrence by Sara Lee Indemnitees of reasonable out-of-pocket costs of enforcement (excluding any internal Sara Lee administrative costs) of any terms, covenants or agreements contained in this Agreement, (ii) any and all payments or performance required of Sara Lee Indemnitees with respect to any Obligation, and (iii) any default by Coach under any Guaranteed Lease, except to the extent any such Losses (A) arise solely from the acts or omissions of Sara Lee occurring after the date, if ever, that Sara Lee takes possession of, or acquires Coach's right, title and interest to, any Property pursuant to the exercise of the remedies set forth in Sections 2.2(b) or 2.2(c) below or (B) have been finally judicially determined to have resulted directly from the gross negligence or willful misconduct of any Sara Lee Indemnitee. Should Sara Lee incur any such Losses, Coach shall reimburse Sara Lee for the full amount thereof, such reimbursement to be due and payable within fifteen (15) days after written demand therefor by Sara Lee; PROVIDED, that each demand for reimbursement by Sara Lee shall be accompa nied by copies of supporting invoices and copies of paid receipts, cancelled checks or other proof of payment or incurrence of liability by Sara Lee. In the event Coach shall assume the defense of Sara Lee (only with the consent of Sara Lee) with respect to any Action arising pursuant to this Section 2.1(c), such defense shall include the employment of counsel reasonably satisfactory to Coach and Sara Lee and the payment by Coach of all of such counsel's fees and expenses. Sara Lee shall not be liable for the payment of any settlement of any such Action effected by Coach without the written consent of Sara Lee. Coach shall not, without the prior written consent of Sara Lee (not to be unreasonably withheld or delayed), effect any settle ment of any Action in respect of which Sara Lee is a party and indemnification could have been sought hereunder by Sara Lee, unless such settlement is paid, in the first instance, by Coach and includes an unconditional release of Sara Lee from all liability on all claims that are the subject matter of such Action.

In the event of any claim against Coach or Sara Lee by a third party for which Sara Lee could seek indemnification hereunder, Sara Lee agrees to reasonably cooperate with Coach's defense thereof or actions taken in connection therewith.

               Section 2.2 TERMINATION OF ASSIGNMENT UPON BREACH OR EVENT OF DEFAULT. If (i) a breach or default occurs under any of the Guaranteed Leases due to Coach's failure to pay rent thereunder and such default goes uncured for a period of at least twelve (12) months or (ii) Coach ceases the operation of its business as a Coach retail operation at any of the Properties underlying any Guaranteed Lease for a period of at least twelve
(12) months, then Sara Lee, at its election, shall have the following non-exclusive remedies:

                      (a) Sara Lee shall be entitled to all of the rights and remedies which Sara Lee may have under this Agreement, each Obligation or at law or in equity;

                      (b) the assignment to Coach of Sara Lee's right, title and interest in and to the Property or Properties with respect to which such breach or event of default exists pursuant to the Real Estate Matters Agreement shall automati cally terminate without any further action required on the part of Sara Lee, and such assignment shall be of no further force and effect, and Sara Lee may require that Coach assign, convey, grant or otherwise transfer to Sara Lee all of its right, title and interest in and to any related improvements and fixtures (as defined in the Uniform Commercial
Code) (but excluding any furnishings, trade fixtures and business equipment), used in connection with the Property or Properties with respect to which such breach or event of default exists (collectively, the "Related Property"), and in furtherance of such remedy Coach hereby irrevocably constitutes and appoints Sara Lee its true and lawful attorney-in-fact for the purpose of carrying out the terms and provisions of this Agreement, in Coach's name and stead (A) to secure and maintain the use and possession of any or all of the Property or Properties with respect to which such breach or event of default exists and such Related Property; and (B) to take any and all actions which Sara Lee deems necessary to protect, maintain and secure its interest in any or all of the Property or Properties with respect to which such breach or event of default exists and such Related Property. Coach hereby further grants to Sara Lee the full power and authority as the attorney-in-fact of Coach for the purpose of carrying out the terms and provisions of this Agreement, to constitute, appoint and authorize for Coach and in its place and stead to put and substitute, one or more agents or attorneys for Coach, and as its attorney or attorneys-in-fact, to do, execute, perform and finish for Coach those matters which shall be reasonably necessary or advisable or which Coach's attorney-in-fact or its substitute shall deem reasonably necessary or advisable touching or concerning any or all of the Property or Properties with respect to which such breach or event of default exists or the Related Property, including, without limitation, executing on behalf of Coach any instrument deemed necessary by Sara Lee to evidence the termination of assignment, as thoroughly, amply and fully as Coach could do concerning the same being personally present. Coach further agrees that the various powers of attorney granted herein shall be deemed coupled with an interest and shall be irrevocable; and

                      (c) Sara Lee shall have the immediate right to possession and use of the Property or Properties with respect to which such breach or event of default exists and Related Property, after delivering written notice to vacate to Coach or the current party or parties in possession, such that Coach or the current party or parties in possession of the Property or Properties with respect to which such breach or event of default exists shall yield up and deliver up the Property or Properties with respect to which such breach or event of default exists and Related Property to Sara Lee, broom clean, with all rubbish, debris and personal property belonging to Coach or the current party or parties in possession (other than the Related Property) having been removed from the Property or Properties with respect to which such breach or event of default exists; PROVIDED, HOWEVER, that Coach shall be entitled to a ten (10) day license from the receipt of such vacation notice for the purpose of and in order to comply with the terms of this Section 2.2, and that during the period Coach occupies any Property or Properties with respect to which such breach or event of default exists after the occurrence of such breach or event of default it shall indemnify and hold harmless Sara Lee from and against any Losses incurred by Sara Lee as a result of the actions or omissions of Coach during such possession.

                      (d) In the event that Sara Lee shall exercise its remedies under clauses 2.2(b) or (c) above with respect to any Properties, Sara Lee shall have the obligation to mitigate any Losses resulting therefrom, including the obligation to relet said Properties at the best market rent readily obtainable (making commercially reasonable efforts therefor) and the right to receive the rent therefrom; PROVIDED, HOWEVER, Coach shall remain liable for the equivalent of the amount of all rent reserved under the applicable Guaranteed Lease less the avails of reletting, if any, after deducting therefrom the reasonable cost of obtaining possession of the Property and the reasonable cost of any repairs and alterations necessary to prepare same for reletting. Any and all deficiencies so payable by Coach shall be paid monthly on the date provided for the payment of rent under the applicable Guaranteed Lease.

                                   ARTICLE III

                       DRAWING UNDER THE LETTER OF CREDIT

               Section 3.1 DRAWING EVENTS. The occurrence of any of the following events shall be deemed a drawing event (a "Drawing Event") hereunder and shall entitle Sara Lee to draw under the Letter of Credit in the amounts specified with respect to each Drawing Event:

                      (a) If any of the Sara Lee Indemnitees actually incur any Losses (excluding contingent liabilities) resulting from any payment or performance required of the Sara Lee Indemnitees with respect to any Guaranteed Lease, Sara Lee, subject to Section 2.1(b), shall be entitled to draw under the Letter of Credit in an amount equal to such Losses and Coach shall promptly restore any amounts so drawn pursuant to this Section 3.1(a).

                      (b) Upon acceleration of Coach's bank indebtedness in an amount exceeding $5,000,000, Sara Lee shall be entitled to draw under the Letter of Credit in an amount equal to the Required Amount under the Letter of Credit; PROVIDED, HOWEVER, that Sara Lee shall not be entitled to draw on the Letter of Credit if Coach is able to replace such bank indebtedness with a facility from substitute Qualified Bank in an amount at least equal to Coach's existing bank indebtedness within fifteen (15) days of such acceleration, or if such acceleration is withdrawn within such 15-day period.

                      (c)   If:

                            (i) Coach shall commence any Action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors
        (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorgani zation, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appoint ment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or Coach shall make a general assignment for the benefit of its creditors;

                            (ii) there shall be commenced against Coach, any Action of a nature referred to in clause (i) above or seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its property, which Action (X) results in the entry of an order for relief or (Y) remains undismissed, undischarged and unbonded for a period of sixty (60) days; or

                            (iii) Coach shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth in clause (i) or (ii) above; or

                            (iv) Coach shall generally not, or shall be unable to, pay its debts as they become due or shall admit in writing its inability to pay its debts; then

        Sara Lee shall be entitled to draw under the Letter of Credit in an amount equal to the Required Amount under the Letter of Credit.

                      (d) If Coach is obligated to restore any Required Amounts under the Letter of Credit due to any amounts being drawn under the Letter of Credit pursuant to Section 3.1(a) above and Coach fails to effect such restoration within fifteen (15) days, Sara Lee shall be entitled to draw under the Letter of Credit in an amount equal to the Required Amount under the Letter of Credit.

                      (e) If, during the Letter of Credit Term, the Letter of Credit is scheduled to expire and Coach does not obtain, at least thirty (30) days prior to the scheduled expiration date of the Letter of Credit, an irrevocable written commitment to renew the Letter of Credit or a replacement Letter of Credit, then Sara Lee shall be entitled to draw under the Letter of Credit in an amount equal to the Required Amount under the Letter of Credit.

                      (f) If, during the Letter of Credit Term, the financial institution issuing the Letter of Credit is not a Qualified Bank and Coach does not obtain, within at least thirty (30) days of the issuing institution's failure to qualify as a Qualified Bank, a replacement Letter of Credit from another Qualified Bank, then Sara Lee shall be entitled to draw under the Letter of Credit in an amount equal to the Required Amount under the Letter of Credit.

                                   ARTICLE IV

                                    COVENANTS

               Section 4.1 MERGER. As long as Coach is required to maintain a Letter of Credit pursuant to Section 1.3, Coach shall not consolidate with or merge into any Person or permit any Person to consolidate with or merge into Coach unless:

                      (a)   the surviving Person of such merger or
consolidation (the "Surviving Person") (i) is rated at least BBB- by Standard & Poor's or at least Baa3 by Moody's Investors Services or, if the Surviving Person is not rated, then the Surviving Person's ratio of EBITDAR to Fixed Charges immediately after such Merger or consolidation is greater than 2.5 and (ii) the Surviving Person assumes all of Coach's obligations under this Agreement and the Letter of Credit and (iii) the Letter of Credit remains in full effect in the Required Amount after such transaction; or

                      (b) Coach obtains Sara Lee's prior written consent, not to be unreasonably withheld, and (i) the Surviving Person's ratio of EBITDAR to Fixed Charges immediately after such merger or consolidation is greater than 1.75, and (ii) the Surviving Person assumes all of Coach's obligations under this Agreement and the Letter of Credit and (iii) the Letter of Credit remains in full effect in the Required Amount after such transaction; or

                      (c) Coach obtains the prior written consent of Sara Lee.

               Section 4.2 SECURITY INTERESTS. As long as Sara Lee's duties under any Obligation remain outstanding, Coach shall not, in connection with any Indebt edness, pledge, hypothecate, collaterally assign, mortgage or otherwise encumber, or permit any lien or encumbrance upon or grant any security interest in, any of Coach's right title or interest, as lessee or assignee, in or to any of the Properties or any rents thereunder, except to the extent any such lien, encumbrance or security interest is subordinate to and would not otherwise interfere with the interests, rights or reme dies of Sara Lee with respect to such Property under the terms of this Agreement; PROVIDED, that this Section 4.2 shall not apply to any liens against the

Properties for real estate taxes which Coach has no obligation to pay or mechanics' liens based upon claims for work, labor or materials supplied to or for the benefit of parties other than Coach. Notwithstanding the foregoing, Coach may mortgage or permit a lien upon any of the Guaranteed Leases to the provider or providers of any senior working capital facility and/or any senior term loan facility established for the purpose of funding the growth or expansion of the Coach Business; PROVIDED, HOWEVER, that at the time such mortgage or lien is granted, Coach's ratio of Adjusted Debt (as this term is defined by Moody's Investors Services) to EBITAR is less than
4.0. Sara Lee shall have the right to obtain a mortgage or lien upon any of the Guaranteed Leases; PROVIDED, HOWEVER, that Sara Lee agrees to subordinate any such mortgage or lien to rank second in priority to any liens or mortgages of the provider or providers of any senior working capital facility and/or senior term loan facility described in this Section 4.2.

               Section 4.3 SHARING OF INFORMATION. As long as any Sara Lee Obligations remain outstanding, Coach shall deliver to Sara Lee, upon request, copies of all documents filed with the Securities and Exchange Commission or required to be delivered to Coach's shareholders, and such other documentation or information as Sara Lee may reasonably request with respect to Coach's compliance with the financial ratios set forth in this Agreement (but not more often than four times per annum). Coach also will provide to Sara Lee, no later than 15 days after the end of each fiscal quarter of Coach, a certificate of Coach's Chief Operating Officer or Chief Financial Officer that (a) certifies the accuracy of an attached schedule listing each Guaranteed Lease and, with respect thereto, (i) the location of the Property covered by, and the parties to, such Guaranteed Lease, (ii) the expira tion date of each Guaranteed Lease, and (iii) the current monthly lease payment payable by Coach and the date of any contractual escalation in the monthly lease payment of each Guaranteed Lease, and (b) certifies that Coach is not in breach or default under any of the Guaranteed Leases and that no event exists which, with the passage of time, would become an event of breach or default.

               Section 4.4 LIMITATION ON ASSIGNMENT. As long as any Sara Lee Obligations remain outstanding, Coach may assign or otherwise convey or transfer all of its interest under any such Property, or sublease all or substantially all of any such Property covered by such Guaranteed Lease, to a third party assignee, sublessee or transferee (any such proposed assignee, sublessee or transferee hereinafter referred to as the "Proposed Transferee," and any such proposed assignment, sublease or transfer hereinafter referred to as the "Proposed Transfer"); PROVIDED, HOWEVER, that (a) Sara Lee consents to such Proposed Transfer, which consent shall not be unrea sonably withheld or (b) effective upon or before such Proposed Transfer, Sara Lee is fully and unconditionally released from any and all Obligations under such Guaran teed Lease. Without limiting any other rights or remedies available to Sara Lee at law or equity, any transfer in violation of this Section 4.4 is voidable at the option of Sara Lee. Notwithstanding anything to the contrary contained in this Section 4.4, the provisions of this Section shall not apply to any Proposed Transfer to a Proposed Transferee that is a direct or indirect wholly-owned subsidiary of Coach at all times; PROVIDED Coach remains primarily liable for the payment and performance of the duties of Coach hereunder as if Coach were still tenant or assignee under the applicable Guaranteed Lease or Guaranteed Leases.

                                    ARTICLE V

                                  MISCELLANEOUS

               Section 5.1 REMEDIES CUMULATIVE. The rights and remedies of Sara Lee hereunder are cumulative and not in lieu of, but are in addition to, any rights of remedies which Sara Lee shall have under each Obligation or at law or in equity, including, without limitation, Sara Lee's subrogation rights, if any, under each Obligation, which rights and remedies may be exercised by Sara Lee either prior to, simultaneously with, or subsequent to, any action taken hereunder. The rights and remedies of Sara Lee may be exercised from time to time and as often as such exercise is deemed expedient, and the failure of Sara Lee to avail itself of any of the terms, provisions, and conditions of this Agreement for any period of time, at any time or times, shall not be construed or deemed to be a waiver of any rights under the terms hereof.

               Section 5.2 TERMINATION. Notwithstanding anything to the contrary contained in this Agreement, Sara Lee acknowledges and agrees that the rights and remedies set forth in this Agreement shall not be exercisable against a Property underlying any Guaranteed Lease if the duties of Sara Lee under the Obligation corresponding to such Guaranteed Lease have been unconditionally released or otherwise expired or terminated without Sara Lee having incurred any liability under this Agreement or such Obligation for which it is entitled to reimbursement hereun der and for which it has been so reimbursed.

               Section 5.3 BINDING EFFECT. All of the covenants herein contained shall inure to the benefit of Sara Lee and its successors and assigns. This Agreement shall be binding upon Coach and any successor or assign of Coach that, through sale of stock, merger, consolidation or otherwise, acquires or succeeds to all or substan tially all of the assets of Coach or all or substantially all of Coach's interest in the Guaranteed Leases or the Properties. Any references in this Agreement to "Coach" or "Sara Lee" also shall be deemed references to their respective corporate succes sors or assigns.

               Section 5.4 REFERENCE TO DAYS. Any reference to "days" herein which is not specifically referenced as "business" days shall be deemed to refer to calendar days.

               Section 5.5 GOVERNING LAW AND JURISDICTION. This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of Illinois, excluding its conflict of law rules. The parties agree that the Circuit Court of Cook County, Illinois and/or the United States District Court for the Northern District of Illinois shall have exclusive jurisdiction over all actions between the parties for preliminary relief in aid of arbitration pursuant to Section herein, and non exclusive jurisdiction over any Action for enforcement of an arbitral award.

               Section 5.6 PARTIES IN INTEREST. This Agreement, including the Schedules and Exhibits hereto, and the other documents referred to herein, shall be binding upon Sara Lee, Sara Lee's Subsidiaries, Coach and Coach's Subsidiaries and inure solely to the benefit of Coach and Sara Lee and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

               Section 5.7 ENTIRE AGREEMENT. This Agreement, the Separation Agreement, the other Ancillary Agreements and the Exhibits and Schedules attached hereto and thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

               Section 5.8 AMENDMENTS. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to this Agreement.

               Section 5.9 INTERPRETATION. The headings contained in this Agree ment, in any exhibit or schedule hereto and in the table or contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or a Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

               Section 5.10 NOTICES. Notices, offers, requests or other communica tions required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties to the following addresses or facsimile numbers:

               If to Sara Lee, at:

                      Sara Lee Corporation
                      Three First National Plaza
                      70 West Madison
                      Chicago, Illinois  60602-4260
                      Attention:  General Counsel
                      Facsimile No.:  (312) 345-5706

               If to Coach, at:

                      Coach, Inc.
                      516 West 34th Street
                      New York, New York  10001
                      Attention:  General Counsel
                      Facsimile No.:  (212) 629-2398

or to such other address or facsimile number as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by facsimile, confirmed by first class mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or similar electronic transmission method; one working day after it is sent, if sent by recognized overnight courier; and three days after it is postmarked, if mailed first class mail or certified mail, return receipt requested, with postage prepaid.

               Section 5.11 COUNTERPARTS. This Agreement, including the Schedules and Exhibits hereto, and the other documents referred to herein, may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

               Section 5.12 SEVERABILITY. If any term or other provision of this Agreement or the schedules or exhibits attached hereto is determined by a nonappealable decision by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contem plated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

               Section 5.13 EFFECTIVENESS. This Agreement shall become effective upon execution by the parties hereto.

               Section 5.14 ESTOPPEL CERTIFICATE. Upon the written request of Coach, Sara Lee shall deliver to Coach an estoppel certificate containing such matters as may be reasonably requested by Coach in connection with this Agreement.

               Section 5.15 FURTHER ASSURANCES. Coach and Sara Lee agree that at any time and from time to time, upon the request of the other party, each of Coach and Sara Lee shall execute and deliver such further instruments and documents, and do such further acts and things, as such other party may reasonably request in order to effectuate fully the purposes of this Agreement.

               Section 5.16 RECORDABLE INSTRUMENT. Sara Lee and Coach agree to execute, at any time at the request of either party, a short form of this Agreement in recordable form, which short form shall refer to a particular Property by separate legal description for recording purposes. Such short form shall be limited to reciting that Coach's interest under the particular Guaranteed Lease may be subject in certain circumstances to certain rights of Sara Lee as guarantor of Coach's duties under the Guaranteed Lease to regain possession of the Property and/or to sublease or take an assignment of Coach's interest in the Guaranteed Lease, all of which rights are subject to the terms of the Guaranteed Lease and any rights of the Landlord with respect to such Guaranteed Lease. The party recording such short form of this Agreement shall deliver to the other party a copy of the recorded short form within thirty (30) days after the same has been recorded. At such time as Sara Lee shall have no further duties under the Obligation relating to a particular Property and shall have no further rights or claims under this Agreement as to such Property, Sara Lee shall, at the request of Coach, execute, record and deliver to Coach a written instru ment, substantially in the form of Exhibit A annexed hereto and made a part hereof, terminating of record the short form of this Agreement and acknowledging that this Agreement is no longer applicable to the Property or Coach's interest therein.

               Section 5.17 DISPUTE RESOLUTION.

                      (a) Any dispute, controversy or claim arising out of or relating to this Agreement or the Ancillary Agreements or the breach, termination or validity thereof ("Dispute") which arises between the parties shall first be negotiated between appropriate senior executives of each party who shall have the authority to resolve the matter. Such executives shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies, within 10 days of receipt by a party of notice of a dispute, which date of receipt shall be referred to herein as the "Dispute Resolution Commencement Date." Discussions and corre spondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the parties. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, then, on the request of any party, the Dispute will be mediated by a mediator appointed pursuant to the mediation rules of the American Arbitration Association ("AAA"). Both parties will share the administrative costs of the mediation and the mediator's fees and expenses equally, and each party shall bear all of its other costs and expenses related to the mediation, including but not limited to attorney's fees, witness fees, and travel expenses. The mediation shall take place in Cook County Illinois or in whatever alternative forum on which the parties may agree.

                      (b) Any Dispute which the parties cannot resolve through mediation within forty-five days of the appointment of the mediator, shall at the request of any party be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the AAA in Cook County, Illinois. There shall be three (3) neutral arbitrators of whom Sara Lee shall appoint one and Coach shall appoint one within 30 days of the receipt by the respondent of the demand for arbitration. The two arbitrators so appointed shall select the chair of the arbitral tribunal within 30 days of the appointment of the second arbitrator. If any arbitrator is not appointed within the time limit provided herein, such arbitrator shall be appointed by the American Arbitration Association by using a list striking and ranking procedure in accordance with the Rules. Any arbitrator appointed by the AAA shall be a retired judge or a practicing attorney with no less than fifteen years of experience and an experienced arbitrator. The prevailing party in such arbitration shall be entitled to be awarded its expenses, including its share of administrative and arbitrator fees and expenses and reasonable attorneys' and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associ ated with prior negotiation or mediation). The decision of the arbitrators shall be final and binding on the parties and may be enforced in any court of competent jurisdiction.

                      (c) By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies or modify or vacate any temporary or preliminary relief issued by a court, to issue an award for temporary or permanent injunctive relief (including specific performance) and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect.

               Section 5.18 NO OBLIGATION TO PAY RENT. The parties hereto acknowl edge that nothing in the instruments assigning the Guaranteed Leases to Coach, this Agreement or any other agreement between Coach and Sara Lee creates any obliga tion on the part of Sara Lee to pay any amounts due or owing under any of the Guaranteed Leases.

                                   ARTICLE VI

                                   DEFINITIONS

               Section 6.1 AAA. "AAA" has the meaning set forth in Section 5.17(a).

               Section 6.2 ACTION. "Action" means any demand, action, case, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international governmental authority or any arbitration or mediation tribunal.

               Section 6.3 ADDITIONAL EXPENSES. "Additional Expenses" initially means $500,000 and, in each subsequent fiscal year, shall equal $500,000 multiplied by the total of (a) Base Rent under the Guaranteed Leases as of the Distribution Date divided by (b) Base Rent under the Guaranteed Leases as of a x date, where "x date" is the first day of the fiscal year for which such calculation is being performed.

               Section 6.4 ANCILLARY AGREEMENTS. "Ancillary Agreements" has the meaning set forth in the Separation Agreement.

               Section 6.5 BASE RENT. "Base Rent" means the minimum aggregate annual rent that Coach, or any member of the Coach Group is required to pay under the Guaranteed Leases, regardless of such Person's volume of business.

               Section 6.6 CERTIFICATE. "Certificate"has the meaning set forth in Section 1.2.

               Section 6.7 COACH BUSINESS. "Coach Business" means the business of producing, marketing and selling handbags, accessories, business cases, luggage and travel accessories, time management products, outerwear, gloves, scarves, watches, footwear, eyewear, home furnishings and furniture.

               Section 6.8 COACH GROUP. "Coach Group" means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which Coach will be the common parent corporation immediately after the Distribution, and any corporation or other entity which may become a member of such group from time to time.

               Section 6.9 DISPUTE. "Dispute" has the meaning set forth in
Section 5.17(a).

               Section 6.10 DISPUTE RESOLUTION COMMENCEMENT DATE. "Dispute Resolution Commencement Date" has the meaning set forth in Section 5.17(a).

               Section 6.11 DISTRIBUTION. A "Distribution" means the divestiture by Sara Lee of all or a significant portion of the shares of capital stock of Coach owned by Sara Lee which divestiture may be effected by Sara Lee as a dividend, an ex change with existing Sara Lee stockholders for shares of Sara Lee capital stock, a spin-off or otherwise, as a result of which Sara Lee is no longer required to consoli date Coach's results of operations and financial position

(determined in accordance with generally accepted accounting principles consistently applied).

               Section 6.12 DISTRIBUTION DATE. "Distribution Date" means the date on which a Distribution is consummated.

               Section 6.13 DRAWING EVENT. "Drawing Event" has the meaning set forth in Section 3.1.

               Section 6.14 EBITDAR. "EBITDAR" means the sum of, without duplication, for the twelve (12) consecutive fiscal months then ended (a) net income, PLUS (b) interest expense, including all commissions, discounts, fees and other charges in connection with standby letters of credit and similar instruments and all expenses associated with interest rate hedging arrangements net of interest income, if any, PLUS (c) provision for income taxes, PLUS (d) depreciation and amortization expense and any non-cash extraordinary gains and losses and non-cash restructuring charges, plus (e) Base Rent payable during such periods, all as determined in accordance with generally accepted accounting principles.

               Section 6.15 EXECUTIVE OFFICES LEASE. "Executive Offices Lease" has the meaning set forth in Section 1.1(a)(i).

               Section 6.16 FIXED CHARGES. "Fixed Charges" mean the sum of, without duplication, for the twelve (12) consecutive fiscal months then ended
(a) interest expense for such period, including all commissions, discounts, fees and other charges in connection with standby letters of credit and similar instruments and all expenses associated with interest rate hedging arrangements, net of interest income, if any, PLUS (b) Base Rent payments for such periods, all as determined in accordance with generally accepted accounting principles.

               Section 6.17 GUARANTEED LEASES. "Guaranteed Leases" has the meaning set forth in the recitals.

               Section 6.18 INDEBTEDNESS. "Indebtedness" shall mean, without duplication, all (a) indebtedness of Coach for borrowed money (whether by loan or the issuance and sale of debt securities), (b) indebtedness of Coach for the deferred purchase or acquisition price of property or assets or services, other than trade accounts payable (other than for borrowed money), incurred in the ordinary course of business; (c) indebtedness of others secured by a lien or encumbrance on the property of Coach, whether or not the respective obligation so secured has been assumed by Coach; (d) reimbursement duties of Coach in respect of letters of credit, bankers' acceptances, surety or other bonds, or similar instruments issued or accepted by banks and other financial institutions for the account of Coach; (e) duties in respect of capital leases of Coach; (f) indebtedness or other duties of others directly or indirectly guaranteed or assumed by Coach; and (g) duties of Coach with respect to any capital stock, which by its terms or the terms of any security into which such capital stock is convertible or exchangeable or otherwise, is or upon the happening of any event or passage of time would be required to be redeemed, or is redeemable at the option of the holder thereof, or is convertible into or exchangeable for debt securities, in each case, prior to the termination of this Agreement.

               Section 6.19 LANDLORD. "Landlord" means any landlord or the primary lessor with respect to a Guaranteed Lease.

               Section 6.20 LEASED PROPERTIES. "Leased Properties" has the meaning set forth in the recitals.

               Section 6.21 LETTER OF CREDIT. "Letter of Credit" shall mean an irrevocable standby letter of credit in the Required Amount obtain by Coach and issued by a Qualified Bank for the benefit of Sara Lee.

               Section 6.22 LETTER OF CREDIT TERM. "Letter of Credit Term" has the meaning set forth in Section 1.3.

               Section 6.23 LIABILITIES. "Liabilities" means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

               Section 6.24 LOSSES. "Losses" means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including, without limitation, the costs and expenses of any and all Actions and demands, assessments, judgments, settle ments and compromises relating thereto and the costs and expenses of attorneys', accountants', consultants' and other professionals' fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), including direct and consequential damages, but excluding punitive damages (other than punitive damages awarded to any third party against an indemnified party).

               Section 6.25 QUALIFIED BANK. "Qualified Bank" shall be a financial institution with a minimum rating of A by Standard & Poors or a minimum rating of A2 by Moody's Investors Services.

               Section 6.26 OBLIGATION AND OBLIGATIONS. "Obligation" and "Obligations" means any and all obligations or liabilities of Sara Lee or its Subsidiaries as lessee, assignor, sublessor, guarantor or otherwise under any Guaranteed Lease, including, without limitation, any guarantee, surety or other security which Sara Lee or its Subsidiaries have provided or will provide to a Landlord with respect to any Guaranteed Lease, that have not expired, terminated or been fully and uncondition ally released.

               Section 6.27 PERSON. "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

               Section 6.28 PROPERTY OR PROPERTIES. "Property" or
"Properties" has the meaning set forth in the recitals.

               Section 6.29 PROPOSED TRANSFER. "Proposed Transfer" has the meaning set forth in Section 4.4.

               Section 6.30 PROPOSED TRANSFEREE. "Proposed Transferee" has the meaning set forth in Section 4.4.

               Section 6.31 REAL ESTATE MATTERS AGREEMENT. "Real Estate Matters Agreement" means that certain real estate matters agreement by and between Coach and Sara Lee effective as of the date hereof.

               Section 6.32 REQUIRED AMOUNT. "Required Amount" has the meaning set forth in Section 1.1.

               Section 6.33 RELATED PROPERTY. "Related Property" has the meaning set forth in Section 2.2(b).

               Section 6.34 SARA LEE GROUP. "Sara Lee Group" means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which Sara Lee is the common parent corporation, and any corporation or other entity which may be, may have been or may become a member of such group from time to time, but excluding any member of the Coach Group.

               Section 6.35 SARA LEE INDEMNITEES. "Sara Lee Indemnitees" means Sara Lee, each member of the Sara Lee Group and each of their respective directors, officers and employees.

               Section 6.36 SEPARATION. "Separation" has the meaning set forth in the recitals to the Separation Agreement.

               Section 6.37 SEPARATION AGREEMENT. "Separation Agreement" means the Master Separation Agreement dated as of August 24, 2000 between Sara Lee and Coach.

               Section 6.37A SEPARATION DATE. "Separation Date" has the meaning set forth in the Separation Agreement.

               Section 6.38 SUBSIDIARY. "Subsidiary" of any Person means a corporation or other organization whether incorporated or unincorporated of which at lease a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others perform ing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; PROVIDED, HOWEVER, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.

                                      * * *

               IN WITNESS WHEREOF, each of the parties has caused this Lease Indemnification and Reimbursement Agreement to be executed on its behalf by its officers hereunto duly authorized on the day and year first above written.

                                 SARA LEE CORPORATION

                                 By:
                                      -----------------------------
                                      Name:
                                      Title:

                                 COACH , INC.

                                 By:
                                      -----------------------------
                                      Name:
                                      Title:

                                    EXHIBIT A

                            Termination of Memorandum

                          TERMINATION OF MEMORANDUM OF
                            LEASE INDEMNIFICATION AND
                             REIMBURSEMENT AGREEMENT

               Sara Lee Corporation, a Maryland corporation, hereby terminates in its entirety that certain Memorandum of Lease Indemnification and Reimbursement Agreement (the "Memorandum") dated __________________, 20__, and recorded ________________, 20__, in [Liber _______, Page ________]
[Volume _________, Page _______] [as Instrument No. _____________] in the
Official Records of ____________ County, _______________ and acknowledges that the Memorandum no longer encumbers the premises described therein or _______________'s interest therein.

               Dated as of this ______________, _____.

                             SARA LEE CORPORATION, a
                             Maryland corporation

                             By:
                                --------------------------------
                                Its:
                                    ----------------------------


STATE OF                    )
                            ) SS:
COUNTY OF                   )

               The foregoing instrument was acknowledged before me this ______ day of ________________, 20___ by _____________________________________
of Sara Lee Corporation, a Maryland corporation, on behalf of said corporation.

               Witness my hand and official seal



                                 ---------------------------

                                 Notary Public, ___________ County
                                 State of _______________
                                 My Commission Expires:

This instrument drafted by
and when recorded return to: